EXHIBIT 3.5



                               AMENDMENT #1 TO THE
                               AMENDED & RESTATED
                                    BYLAWS

                  OF NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

                        Effective as of October 28, 2005

     Article 4 Section 4.05 is hereby deleted in its entirety and replaced with the following new Section 4.05.


     "Section 4.05 Nominating and Corporate Governance  Committee.  The Board of
Directors shall designate a nominating and corporate governance committee to carry out the powers of the Board of Directors with respect to identifying individuals qualified to become Independent Directors (as defined in the Certificate of Incorporation), to select the Independent Director nominees to stand for election as directors at any meeting of stockholders and to fill any Independent Director vacancy, however created, in the Board of Directors, to develop and recommend to the Board of Directors a set of corporate governance principles and to review policies relating to meetings of the Board of Directors. Such committee shall be comprised of a majority of Independent Directors."